EXHIBIT 12.1

Atlas Pipeline Partners, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

(amounts in thousands, except ratios)

	Nine Months Ended September 30,
	2011	2010(1)
Earnings:
Income (loss) from continuing operations before income tax expense (2)(3)	$300,732	$(29,685)
Fixed charges	29,012	76,998
Adjustment to net distributed income from equity investee	(386)	4,139
Interest capitalized	(3,021)	(787)
Amortization of previously capitalized interest	241	456
Non-controlling interest	(4,492)	(3,338)

Total	$322,086	$47,783

Fixed Charges:
Interest cost and debt expense	$24,525	$74,043
Interest capitalized	3,021	787
Interest allocable to rental expense(4)	1,466	2,168

Total Fixed Charges	$29,012	$76,998
Preferred dividends	389	240

Total Fixed Charges and Preferred Dividends	$29,401	$77,238

Ratio of Earnings to Fixed Charges	11.1x	— (5)

Ratio of Earnings to Fixed Charges and Preferred Dividends	11.0x	— (6)

(1)	Adjusted to reflect the reclassification of accelerated amortization of deferred financing costs from interest expense to loss on early extinguishment of debt.
(2)	Includes a $255.7 million gain on asset sale and a $22.5 million non-cash gain recognized on derivatives for the nine months ended September 30, 2011.
(3)	Includes a non-cash gain recognized on derivatives of $21.1 million and a non-recurring cash derivative early termination expense of $22.4 million for the nine months ended September 30, 2010.
(4)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(5)	The Partnership earnings were insufficient to cover its fixed charges by $29.2 million for this period.
(6)	The Partnership earnings were insufficient to cover its fixed charges and preferred dividends by $29.5 million for this period.

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